John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10022

January 28, 2010

VIA EDGAR CORRESPONDENCE

Rebekah Blakeley Moore
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, DC 20549-7553

Re:                Citigroup Inc.

Form 10-Q for the Period Ended September 30, 2009
File No. 001-09924

Dear Ms. Moore:

Enhancement of the overall disclosures in filings by Citigroup Inc. (“Citigroup,” the “Company,” or “we”) is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and one that we consider in all our filings. This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated January 12, 2010.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-Q for the period ended September 30, 2009

Loan and Credit Details, page 36

1.                       In light of the continuing material increases in your impaired loans, and the increased scrutiny surrounding the lending industry in general, please revise your future quarterly filings to include disclosures related to your impaired loans balance for each period end. Your disclosures should be similar to those included on pages 163 and 164 of your December 31, 2008 Form 10-K and include a tabular disclosure of the balance of your impaired loans by loan type and category, and disclosure of any specific allowance related to your impaired loans.

In the “Loan and Credit Details” section of  future quarterly filings, Citigroup will present disclosures relating to impaired loans similar to those provided on pages 163 and 164 of our 2008 Form 10-K.  A tabular disclosure of the balance of impaired loans by loan type (corporate and consumer) and by category (Corporate — Commercial and Industrial, Mortgage and Real Estate, Loans to Financial Institutions, Lease Financing and Other; and Consumer — Mortgage and Real Estate, Credit Cards, and Installment and Other) will be included in this disclosure.  In addition, valuation allowances relating to impaired corporate and impaired consumer loans will be separately presented. Citigroup notes for the Staff that it will also be including this information in its Form 10-K for the fiscal year ended December 31, 2009, to be filed with the SEC at the end of February 2010.

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Consumer Loan Modification Programs, page 44

2.                       In light of the continuing material increases in your impaired loans, and the increased scrutiny surrounding the lending industry in general, please consider revising your future annual and quarterly filings to address the following related to your consumer loan modification programs:

We will revise our future annual and quarterly disclosures related to our consumer loan modification programs per our responses below starting in Citigroup’s Form 10-K for the fiscal year ended December 31, 2009.

a.                       Include a tabular disclosure of the amount of gross loans included in each of your loan modification programs and in aggregate, detailed by loan category and performing versus nonperforming status;

A tabular disclosure of gross amounts of loans modified under interest rate reduction programs will be provided, by loan type and category as described under comment 1 above, and further segregated by accrual and non-accrual loans.  To the extent material, we will provide this disclosure separately for the short-term and long-term modification programs, including HAMP.

b.                       Disclose your policy regarding how many payments the borrower needs to make on the restructured or modified loan before the loan is returned to accrual status;

We will provide our policy regarding how many payments the borrower needs to make on restructured or modified non-accrual loans before the loans are returned to accrual status.

c.                       Quantify the types of concessions made, including reduction in interest rate, payment extensions, forgiveness of principal, forbearance or other actions;

The gross amounts of loans modified under interest rate reduction programs that provide concessions to customers in financial difficulty as of period-end will be disclosed in the table described in our response to comment 2.a. above.

d.                       Provide a narrative disclosure addressing your success with each of the different types of concessions;

Citigroup intends to provide a narrative discussion addressing its success with the different types of concessions described in its future loan modification disclosures, as applicable.  Such discussion will likely include the fact that the measurement of success varies by program objectives, type of loan as well as geography, among other factors. In addition, Citi will disclose that a variety of metrics are used to evaluate the success of concessions offered to customers. Such metrics may include re-default rates and balance reduction trends.  These metrics may be compared against the performance of similarly situated customers who did not receive concessions.

e.                       Disclose information related to restructurings or modifications made for “covered loans” that are accounted for under your Loss Sharing Agreement; and

As Citigroup’s loss-sharing agreement was terminated in its entirety on December 23, 2009, Citigroup does not believe that information relating to restructurings or modifications made for “covered loans” accounted for under such agreement is any longer material or relevant to our investors.

f.                         If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether the portion reflecting the amount attributable to the passage of time is recorded as interest income. To the

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extent that part of the amount is reflected within interest income, please disclose the amount. Refer to ASC 310-10-45 for guidance.

Citigroup supplementally advises the Staff that impairment is generally measured based on the present value of expected future cash flows.  Citigroup records the entire change in present value within the provision for loan losses.  We will disclose this policy election in our future filings.

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In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach
John C. Gerspach
Chief Financial Officer

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